Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: The Nasdaq Stock Market LLC - Formerly known as The NASDAQ Stock Market LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Liberty Plaza, New York, NY 10006
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone: 301-978-8400 / Fax: 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John Yetter Vice President, Office of General Counsel 301-978-8497
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/18/17 (MM/DD/YY) The Nasdaq Stock Market LLC (Name of applicant)

By: [signature] (Signature) VP and Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 18th day of October, 2017 (Month) (Year) by [signature] (Notary Public)

My Commission expires ______ County of ______ State of ______

COLLEEN MARIE STEELE
NOTARY PUBLIC STATE OF MARYLAND
County of Montgomery
My Commission Expires January 29, 2020

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

SEC Mail Processing Section
OCT 19 2017
Washington DC
416

2017 OCT 23 AM 11:53
SEC / TM
RECEIVED

17002655

Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

October 18, 2017

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment

Dear Sir or Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, The Nasdaq Stock Market LLC is submitting this amendment to Form 1 in connection with a name change. If you have any questions, please call me at 1-215-496-5692.

Sincerely,

Angela S. Dunn
Principal Associate General Counsel